UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: March 2017

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

1 Hashalom Road

Tel-Aviv, Israel 67892

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

Earnings Press Release for Year and Fourth Quarter Ended December 31, 2016

On March 27, 2017, Gazit-Globe Ltd. (“the “Company”) issued a press release reporting its annual and fourth quarter financial results for the period ended December 31, 2016. An English translation of the press release is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”).

Conference Call Presentation

As previously reported, Gazit’s senior management will hold an investor's conference call and live webcast on March 27, 2017, to review and discuss (in English) the annual and fourth quarter 2016 financial results.

The conference call and live webcast will begin at 10:00 am Eastern Time /4:00 pm Central European Time/ 5:00 pm Israel Time. Shareholders, analysts and other interested parties may access the conference call by dialing 1-888-668-9141 (U.S.), 1-866-485-2399 (Canada), 0800 917-5108 (U.K.), +972-3-918-0644 (International/Israel), or on the Company’s website www.gazit-globe.com. After the completion of the conference call, a recording will be available on the Company’s website. The content of that website is not a part of this Form 6-K, nor is it incorporated by reference herein.

The presentation for that conference call is furnished as Exhibit 99.2 to this Form 6-K.

Quarterly Dividend Declaration

On March 26, 2017, Gazit’s Board of Directors approved a quarterly dividend distribution to the holders of the Company’s ordinary shares, in an amount of NIS 0.35 per share and an aggregate amount of approximately NIS 68.4 million, pursuant to the Company’s current dividend distribution policy. The dividend will be payable on April 24, 2017, to all shareholders of record of the Company’s ordinary shares as of April 12, 2017.

Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K, including the exhibits hereto, may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the U.S. Securities and Exchange Commission and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: March 27, 2017	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Executive Vice President and Chief Financial Officer

3

Exhibit Index

Exhibit No.	Description
99.1	Earnings press release of Gazit-Globe Ltd. for the year and fourth quarter ended December 31, 2016
99.2	Conference call presentation for financial results of Gazit-Globe Ltd. for the year and fourth quarter ended December 31, 2016

4